UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. #2)



                                STM Wireless Inc.
                                (Name of Issuer)

                         Common Shares, $.001 par value
                         (Title of Class of Securities)

                                    784776106
                                 (CUSIP Number)

                                 Joseph Wallace
                             Chief Financial Officer
                                   One Mauchly
                              Irvine, CA 92718-2305
                              Tel.: (714) 753-7864
                  (Name, Address and Telephone Number of Person
                Authorised to Receive Notice and Communications)

                                December 9, 1999
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 784776106



-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
                  Berjaya Group (Cayman) Limited
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a)  |_|
                                                                        (b)  |_|
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)
                  OO
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Cayman Islands
-------- -----------------------------------------------------------------------
------------------------------------ ----- -------------------------------------
                                     7     SOLE VOTING POWER
NUMBER OF SHARES                                  813,094
BENEFICIALLY OWNED
BY EACH REPORTING                    ----- -------------------------------------
PERSON WITH                          ----- -------------------------------------
                                     8     SHARED VOTING POWER
                                                  None
                                     ----- -------------------------------------
                                     ----- -------------------------------------
                                     9     SOLE DISPOSITIVE POWER
                                                  813,094
                                     ----- -------------------------------------
                                     ----- -------------------------------------
                                     10    SHARED DISPOSITIVE POWER
                                                  None
------------------------------------ ----- -------------------------------------
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  813,094
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                             |_|
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                  11.5%
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)
                  CO
-------- -----------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 784776106



-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
                  Berjaya Group Berhad
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a)  |_|
                                                                        (b)  |_|
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)
                  N/A
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Malaysia
-------- -----------------------------------------------------------------------
------------------------------------ ----- -------------------------------------
                                     7     SOLE VOTING POWER
NUMBER OF SHARES                                  0
BENEFICIALLY OWNED
BY EACH REPORTING                    ----- -------------------------------------
PERSON WITH                          ----- -------------------------------------
                                     8     SHARED VOTING POWER
                                                  None
                                     ----- -------------------------------------
                                     ----- -------------------------------------
                                     9     SOLE DISPOSITIVE POWER
                                                  0
                                     ----- -------------------------------------
                                     ----- -------------------------------------
                                     10    SHARED DISPOSITIVE POWER
                                                  None
------------------------------------ ----- -------------------------------------
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  0
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                             |_|
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                  0 %
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)
                  HC
-------- -----------------------------------------------------------------------

Berjaya Group (Cayman) Limited (the "Reporting Person") hereby amends its statement on Schedule 13D, dated December 15, 1999. Pursuant to Rule 101 (2)(ii) of Regulation S-T, the Reporting Person's Schedule 13D dated April 11, 1994, and subsequently amended on June 30, 1994, has been restated below.

Item 1.           Security and Issuer

This Statement relates to the Common Stock, $.001 par value (the "Shares"), of STM Wireless, Inc. (the "Issuer"), a Delaware corporation. The Issuer's principal executive office is located at One Mauchly, Irvine, California 92718-2305.

Item 2.           Identity and Background

This statement is being filed by Berjaya Group (Cayman) Limited (the "Reporting Person"), a Cayman Islands corporation, whose principal executive offices are located at Level 17, Shahzan Prudential Tower, 30 Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia. The Reporting Person is an investment holding company. The names and occupations of the executive officers and directors of the Reporting Person are listed on Schedule 1 hereto. The business address of each of the executive officers and directors of the Reporting Person is located at Level 17, Shahzan Prudential Tower, 30 Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia.

Neither the Reporting Person nor, to the best of its knowledge, any of its executive officers and directors has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

All of the executive officers and directors of the Reporting Persons are citizens of Malaysia

Pursuant to General Instruction "C" for Schedule 13D, set forth below is certain information concerning (i) the corporation that controls the Reporting Person and (ii) each executive officer and director of the corporation that controls the Reporting Person.

The Reporting Person is a wholly-owned subsidiary of, and is controlled by, Berjaya Group Berhad (the "Controlling Person"), a Malaysian corporation, whose principal offices are located at Level 17, Shahzan Prudential Tower, 30 Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia. The Controlling Person is an investment holding company. The Reporting Person, the Controlling Person and their affiliates are collectively referred to herein as "Berjaya". Because the Controlling Person controls the Reporting Person and thus may also be deemed to beneficially own the Common Stock, it also is executing this Schedule 13D. However, the Controlling Person disclaims such beneficial ownership pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended.

The names, principal occupations and positions of the executive officers and directors of the Controlling Person are set forth on Schedule II hereto. The principal business address of each of the executive officers and directors of the Controlling Person is located at Level 17, Shahzan Prudential Tower, 30 Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia.

Neither the Controlling Person nor, to the best of its respective knowledge, any of its executive officers and directors has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of the executive officers and directors of the Controlling Person are citizens of Malaysia.

Item 3.           Source and Amount of Funds or other Consideration

The Reporting Person paid a total of $11,607,220 to purchase the 1,221,294 shares of Common Stock it held before the dispositions referred to below in Item 5(c). To purchase the Purchased Shares and the Private Shares (as such terms are defined in Item 4) the Reporting Person paid $10,618,345, of which: (i) $2,800,252 was paid to IMI and COM.LAB (as such terms are defined in Item 4) at the first closing with respect to the Private Shares held on April 18, 1994,
(ii) $886,213 was paid to COM.LAB at the second closing with respect to the Private Shares held on May 26, 1994 and (iii) $6,931,880 was paid to the Issuer at the closing with respect to the Purchased Shares held on June 30, 1994. The Reporting Person paid a total of $988,875 to purchase the Public Shares (as such term is defined in Item 4) in open market transactions between May 24, 1994 and May 31, 1994. All funds used to purchase the Purchased Shares, the Private Shares and the Public Shares were obtained from the working capital of Berjaya.

Item 4.           Purpose of the Transaction

On April 3, 1994, the Reporting Person, the Issuer and certain shareholders of the Issuer entered into a stock purchase agreement, dated as of April 1, 1994 (the "Purchase Agreement"), pursuant to which the Reporting Person purchased an aggregate of 693,188 newly issued shares of Common Stock from the Issuer (the "Purchased Shares") at a closing held on June 30, 1994. The purchase price for the Purchased Shares was $10.00 per share. As contemplated by the Purchase Agreement, the Reporting Person also acquired 123,000 additional shares of Common Stock in open market purchases made from time to time between May 24, 1994 and May 31, 1994 (the "Public Shares"). On April 3, 1994 the Reporting Person also entered separate agreements, dated as of April 1, 1994 (the
"Shareholder Agreements"), with two shareholders of the Issuer, IMI Capital Markets USA Corporation ("IMI") and COM.LAB s.r.l. ("COM.LAB"), pursuant to which the Reporting Person purchased 259,026 shares of Common Stock from IMI at a closing held on April 18, 1994 and a total of 146,080 shares of Common Stock from COM.LAB at closings held on purchased pursuant to the Shareholder Agreements are referred to herein as the "Private Shares"). The purchase price for the Private Shares was $9.10 per share.

The Reporting Person sold 408,200 shares of Common Stock in open market transactions made from time to time between December 9, 1999 and December 15, 1999. The Reporting Person may make further dispositions of securities from time to time depending on market conditions.

The purpose for the above-described original purchases was for Berjaya to make a substantial investment in the Issuer (a) because of Berjaya's belief in the potential growth of the Issuer and (b) as an initial step in what the parties anticipate will become a long-term cooperative arrangement between Berjaya and the Issuer. In this connection, in the Purchase Agreement Berjaya and the Issuer have agreed to establish a 50-50 joint venture to provide services and products to the Asia/Pacific region.

The following is a brief description of the Purchase Agreement and the Shareholder Agreements, and is qualified in its entirety by reference to such agreements, copies of which have been filed as exhibits to the Schedule 13D of the Reporting Person dated April 11, 1994, and incorporated herein by this reference.

The Purchase Agreement provides that the Reporting Person will be entitled to have one designee elected to the Issuer's board of directors, and, in the event of total number of directors comprising the Issuer's board of directors is to be eight or greater, the Reporting Person will be entitled to have two designees elected to the Issuer's board of directors.

The Purchased Shares, the Private Shares and the Public Shares, in the aggregate, originally gave Berjaya an approximately 20% ownership interest in the Common Stock on a fully diluted basis after giving effect to the issuance of the Purchased Shares by the Issuer. The Purchase Agreement provides, subject to certain exceptions, that Berjaya will not acquire any additional shares of any of the Issuer's securities if such acquisition would result in Berjaya owning more than 21% of the combined voting power of all the Issuer's voting securities on a fully diluted basis. Berjaya also has agreed to vote its securities for nominees to the Issuer's board of directors in the same proportion as the votes cast by other holders of voting securities and not to solicit proxies or become a "participant" under the Securities Exchange Act of 1934) in opposition to a recommendation of a majority of the Issuer's directors. However, to maintain its percentage ownership interest, the Reporting Person has, subject to certain exceptions, "preemptive rights" with respect to any issuance by the Issuer of voting securities or securities convertible into or exchangeable for voting securities (collectively, "Common Equivalents"). Specifically, the Reporting Person has the right to acquire a portion of an issuance of Common Equivalents in the same ratio to the total number of Common Equivalents to be issued as the total number of Common Equivalents outstanding immediately prior to such issuance.

The Purchase Agreement also provides that the Issuer has a right of first refusal with respect to any sale of Common Stock by Berjaya. In addition, Emil Youssefzadeh, the President and Chief Executive Officer of the Issuer and the owner of 1,336,755 shares of Common Stock (according to the Issuer's report on Form 10-K for the year ending December 31, 1998), and Albert Youssefzadeh, father of Emil Youssefzadeh, have agreed, subject to certain exceptions, not to sell any shares of Common Stock without giving Berjaya the right to participate proportionately in the sale. Similarly, Berjaya has agreed not to sell shares of Common Stock under certain circumstances without giving Emil Youssefzadeh and Albert Youssefzadeh the right to participate proportionally in the sale.

Because any sale of Common Stock by Berjaya would require an effective registration statement under the Securities Act of 1933, as amended, or an exemption therefrom, the Purchase Agreement provides Berjaya with certain "demand" and piggyback" registration rights.

The Purchase Agreement and the Shareholder Agreements include, among other things, certain customary representations and warranties, and the parties' obligations thereunder are subject to the fulfillment or waiver of certain conditions.

The Reporting Person may dispose of securities from time to time depending on market conditions.

Except as set forth above, Berjaya does not have any plans or proposals which would relate to or result in:

(a)  The acquisition of additional securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f)  Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)  A  class  of  equity   securities  of  the  Issuer  becoming  eligible  for
     termination of registration pursuant to Section 12(g)(4) of the Securities Act; or

(j)  Any action similar to any of those enumerated above.

Item 5.           Interest in Securities of the Issuer

(a) - (b) At the date hereof, the Reporting Person has the sole power to vote and dispose of 813,094 shares of Common Stock representing approximately 11.5% currently outstanding shares of Common Stock.

(c) On the dates below, BCG engaged in the following sales on the open market:

             Date                   #  Shares            Average Price per Share

             12/09/99                150,000                US$      6.5791

             12/10/99                 34,500                US$      7.5049

             12/10/99                 50,000                US$      6.6637

             12/13/99                100,000                US$     7,5669

             12/14/99                  3,500                US$      7.5714

             12/14/99                 28,200                US$      7.1030

             12/15/99                 42,000                US$      6.4181

(d) - (e)         Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

All contracts, arrangements, understandings or relationships with respect to securities of the issuer are described in Item 4.

Item 7.           Material to be Filed as Exhibits

The following exhibits were filed at the time of the Reporting Person's original filing on April 3, 1994. Pursuant to Rule 101 (2)(ii) of Regulation S-T, these exhibits have not been restated in this Schedule 13D amendment.

Exhibit 1. Stock Purchase Agreement, dated as of April 1, 1994, by and between Satellite Technology, Inc., Berjaya Group (Cayman), Ltd., Emil Youssefzadeh and Albert Youssefzadeh.

Exhibit 2. Shareholder Stock Purchase Agreement, dated as of April 1, 1994, by and between IMI Capital Markets USA Corporation and Berjaya Group (Cayman), Ltd.

Exhibit 3. Shareholder Stock Purchase Agreement, dated as of April 1, 1994, by and between COM.LAB s.r.l. and Berjaya Group Cayman, Ltd.

SIGNATURE



After reasonable inquiry and to the best of each of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



Date:    December 15, 1999





BERJAYA GROUP (CAYMAN) LTD.





By:      ____/s/ Robert Yong Kuen Loke

         Name: Robert Yong Kuen Loke

         Title: Executive Director


BERJAYA GROUP BERHAD





By:      ____/s/ Robert Yong Kuen Loke

         Name: Robert Yong Kuen Loke

         Title: Executive Director

                                   SCHDEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                         BERJAYA GROUP (CAYMAN) LIMITED


Name                              Occupation                     Position

TAN SRI DATO' TAN CHEE YIOUN      Company Director               DIRECTOR
DATO' TAN CHEE SING               Company Director               DIRECTOR
CHAN KIEN SING                    Company Director               DIRECTOR
ROBERT YONG KUEN LOKE             Company Director               DIRECTOR
SU SWEE HONG                      Company Secretary              SECRETARY
LIM HAI MING                      Manager                        ASST. SECRETARY
                                  (Group Legal)
ROBERT YONG KUEN LOKE             Company Director               TREASURER

                                  SCHDEDULE II

                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                              BERJAYA GROUP BERHAD


Name                              Occupation                    Position

TAN SRI DATO' TAN CHEE YIOUN      Company Director              DIRECTOR
DATO' SULEIMAN BIN MOHD. NOOR     Company Director              DIRECTOR
DATO' TAN CHEE SING               Company Director              DIRECTOR
DATO' THONG KOK KHEE              Company Director              DIRECTOR
TAN SRI DATO' TAN KOK PING        Company Director              DIRECTOR
CHAN KIEN SING                    Company Director              DIRECTOR
ROBERT YONG KUEN LOKE             Company Director              DIRECTOR
ADAM BIN BACHEK                   Company Director              DIRECTOR
FREDDIE PANG HOCK CHENG           Company Director              DIRECTOR
KHAW OOI TONG                     Company Director              DIRECTOR
TAN SRI DATUK ABDUL               Company Director              DIRECTOR
RAHIM BIN HAJI DIN
ROBIN TAN YEONG CHING             Company Director              DIRECTOR
DATO' ISMAIL BIN OSMAN            Company Director              DIRECTOR
SU SWEE HONG                      Company Secretary             SECRETARY
LUM YUET MEI                      Company Deputy Secretary      DEPUTY SECRETARY